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                                                                     Exhibit 8.1

              [Letterhead of Kennedy, Holland, Delacy & Svoboda]

                                August 28, 1995

Midwestern Services, Inc.
c/o Raymond D. Pape, Jr.
Shareholders Representative
285 Trails End Road
Elkhorn, Nebraska 68022

          Re: Agreement and Plan of Merger Between First Bank System, Inc., Midwestern Services, Inc., and Raymond D. Cape, Jr., Shareholders Representative

Ladies and Gentlemen:

          You have requested our opinion with respect to the federal income tax consequences of the proposed merger ("Merger") of Midwestern Services, Inc., a Nebraska corporation, ("Midwestern"), with and into First Bank System Inc., a Delaware corporation, ("FBS"), with FBS to be the surviving corporation. Under the terms of the Merger, all of the outstanding common stock, $3.50 par value, of Midwestern ("Midwestern Common Stock") will be converted into the right to receive common stock, $1.25 par value, of FBS ("FBS Common Stock") and cash.

          Each outstanding share of Midwestern Common Stock will be converted under the Merger to (1) a number of shares of FBS Common Stock equal to 517,241 divided by the number of Midwestern common Stock shares outstanding on the Effective Date of the Merger, ("Stock Consideration"); and (2) an amount of cash equal to $14,400,000 divided by the number of shares of Midwestern Common Stock outstanding on the Effective Date of the Merger, which amount will be paid on January 2, 1996, or the Effective Date of the Merger, whichever is later, ("Deferred Cash Consideration").

          Interest will accrue on the Deferred Cash Consideration from the Effective Date of the Merger to January 2, 1996 at a rate equal to the 30-day Treasury bill rate in effect on the Effective Date. The Midwestern Employee Stock Ownership Plan (ESOP) trust, ("Midwestern ESOP"), has the option to elect to accelerate the payment of the Deferred Cash Consideration to the Effective Date of the Merger.

          Under the Merger Agreement, the shareholders of Midwestern (other than the Midwestern ESOP, the "Indemnifying Stockholders") are required to indemnify FBS from and against any specified losses for a period of one (1) year following the Effective Date of the Merger. The indemnification obligations of the Indemnifying Stockholders are secured solely by an Indemnity Escrow Fund which is funded with $917,280 of the Deferred Cash Consideration and 47,000 shares of the Stock Consideration allocable to the Indemnifying Stockholders.
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          Additionally, the Indemnifying Stockholders have warranted that none of the Stock Consideration issued to them with respect to their Midwestern Common Stock will be sold or otherwise transferred from the Effective Date of the Merger until at least two (2) years thereafter. In order to establish such intention, the balance of the Stock Consideration allocable to the Indemnifying Stockholders shall be held in the Escrow Fund during such period.

          Our opinion has been requested by Midwestern on its own behalf and on behalf of its shareholders. No other individual or entity, whether or not a party to the Merger, may rely upon this opinion without the express prior written consent of both Midwestern and this firm.

          Capitalized terms used in this opinion not otherwise defined herein that are defined in the Merger Agreement will have the meaning given to those terms in the Merger Agreement. For purposes of this opinion, "First Bank" refers to First Bank, Omaha, Nebraska, a state-chartered bank which is a wholly-owned subsidiary of Midwestern. In acting as counsel for Midwestern, and arriving at the opinion expressed below, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we deemed relevant for purposes of this opinion.

          The following opinion is based upon the currently enacted provisions of the Internal Revenue Code of 1986, as amended, (the "Code"), Treasury Regulations promulgated thereunder, ("Regulations"), current published administrative rulings of the Internal Revenue Service, ("Rulings"), and existing published judicial decisions ("Decisions"), any of which could be modified, altered, amended or otherwise changed at any time. It is possible that any such change may be retroactive and could significantly modify the opinion expressed herein. We have no duty, and do not intend to update or modify this opinion following any change in the Code, the Regulations, the Rulings, the Decisions, or any interpretations thereof occurring after the date of this opinion.

          The following opinion is also based upon certain factual assumptions regarding the Merger and the parties thereto. Any change in the facts and assumptions stated below could modify the opinion expressed herein. Because this opinion is being rendered at a date prior to the Effective Date, it specifically assumes that there will be no changes in the terms of the transactions described in the Merger Agreement, or in the underlying facts or law between the date of this opinion and the Effective Date of the Merger, and that the Merger and related transactions will be consummated as presently provided for in the Merger Agreement.

          In rendering the opinions expressed below, we have assumed without independent investigation that:

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          1.  The merger of Midwestern with and into FBS, as described in the
              Merger Agreement, will qualify as a statutory merger under applicable state law and will be undertaken for a valid business purpose.

          2. The fair market value of the Stock Consideration plus the amount of Cash Consideration to be received by each shareholder of Midwestern Common Stock (each a "Midwestern Stockholder") will be approximately equal to the fair market value of the Midwestern Common Stock surrendered in exchange therefor.

          3. There is no plan or intention by the Midwestern Stockholders to sell, exchange, or otherwise dispose of a number of shares of FBS Common Stock to be received in the Merger, including FBS Common Stock to be held in escrow pursuant to Section 1.5(c) and 5.16 of the Merger Agreement, and the maximum number of additional shares of FBS Common Stock to be issued pursuant to Section 1.3 of the Merger Agreement, that will reduce their ownership of FBS Common Stock to a number of shares having a value as of the Effective Date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding Midwestern Common Stock as of the same date.

              For purposes of this assumption, shares of Midwestern Common Stock exchanged for cash or exchanged for cash in lieu of fractional shares of FBS Common Stock are being treated as outstanding Midwestern Common Stock on the Effective Date of the Merger. Further, shares of Midwestern Common Stock and shares of FBS Common Stock held by holders of Midwestern Common Stock and otherwise sold, redeemed or disposed of prior or subsequent to the Effective Date of the Merger will be considered in making this assumption.

          4. FBS has no plan or intention to reacquire any of the FBS Common Stock to be issued in the Merger, except for purchases of stock in the open market in the ordinary course of business. In all events, however, such purchases will not be directed toward the former Midwestern Stockholders.

          5. FBS has no plan or intention to sell or otherwise dispose of any assets of Midwestern acquired pursuant to the Merger, except for
              (a) dispositions made in the ordinary course of business, or (b) transfers described in Section 368(a)(2)(C) of the Code.

          6. The liabilities of Midwestern to be assumed by FBS , and the liabilities to which transferred assets of Midwestern are subject, were incurred by Midwestern in the ordinary course of business. The assumption by FBS of Midwestern's liabilities pursuant to the Merger is for a bona fide

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              business purpose and the principal purpose of such assumption is not the avoidance of federal income tax on the transfer of the assets of Midwestern to FBS pursuant to the Merger.

          7. Following the Merger, FBS will continue the historic business of Midwestern, or use a significant portion of the historic business assets of Midwestern in a business.

          8. There is no intercorporate indebtedness existing between FBS and Midwestern, or between FBS and First Bank, that was issued, acquired or will be settled at a discount.

          9. FBS, Midwestern and First Bank are not investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code

          10. Midwestern and First Bank are not under the jurisdiction of the court in a Title 11 or similar case under the meaning of Section 368(a)(3)(A) of the Code. The transaction does not involve a receivership, foreclosure, or other similar proceeding before a federal or state agency involving a financial institution referred to in Section 581 or 591 of the Code,

          11. The fair market value and adjusted tax basis of the assets of Midwestern to be transferred to FBS will each equal or exceed the sum of the liabilities assumed by FBS, plus the amount of liabilities, if any, to which the transferred assets are subject.

          12. The payment of cash in lieu of fractional shares of FBS Common Stock is solely for the purpose of avoiding the expense and inconvenience to FBS of issuing fractional shares and does not represent separately bargained-for consideration. The aggregate amount of cash that will be paid in the transaction to the holders of Midwestern Common Stock in lieu of fractional shares of FBS Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the Merger to the holders of Midwestern Common Stock in exchange for their shares of Midwestern Common Stock. The fractional share interests of each holder of Midwestern Common Stock will be aggregated, and no holder of Midwestern Common Stock will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one whole share of FBS Common Stock.

          13. None of the compensation received by any shareholder/employee of Midwestern or First Bank pursuant to any employment, consulting or similar arrangement is or will be separate consideration for, or

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              allocable to, any of such shareholder's/employee's shares of
              Midwestern Common Stock. None of the shares of FBS Common Stock received by any shareholder/employee of Midwestern or First Bank pursuant to the Merger are or will be separate consideration for, or allocable to, any such employment, consulting or similar arrangement. The compensation paid to any shareholder/employee of Midwestern or First Bank pursuant to such employment, consulting or similar arrangement is or will be for services actually rendered and will be commensurate with the amount paid to third parties bargaining at arm's-length for similar services.

          14. There are valid business reasons for (a) immediate issuance of the Stock Consideration to the Midwestern ESOP pursuant to Section l.5(c) of the Merger Agreement; (b) provision for the Midwestern ESOP's election to accelerate the payment of the Deferred Cash Consideration to the Effective Date; and (c) Establishing the escrow arrangement described in Section 1.5(c) and 5.15 of the Merger Agreement

          15. Neither the issuance of additional shares pursuant to Section 1.3 of the Merger Agreement, nor the return of Shares of FBS Common Stock held in escrow pursuant to Section 1.5(c) and 5.15 of the Merger Agreement will be triggered by an event the occurrence or nonoccurrence of which is within the control of the former Midwestern Stockholders, except for acts or omissions of the Shareholders Representative in his capacity as such.

          16. The shares of FBS Common Stock to be held in escrow pursuant to
              Section 1.5(c) and 5.15 of the Merger Agreement will appear as issued and outstanding on the balance sheet of FBS and such stock will be legally outstanding under applicable state law.

          17. None of the shares of FBS Common Stock held in escrow will be subject to any restrictions requiring its return to FBS because of death, failure to continue employment or similar restrictions.

          18. During the continuation of the escrow established pursuant to
              Section 1.5(c) and 5*15 of the Merger Agreement, (a) all dividends to be paid on the shares of FBS Common Stock held in escrow will be distributed in accordance with the Shareholder Representative Agreement, and (b) all voting rights with respect to such shares of FBS Common Stock held in escrow will be exercisable by or on behalf of the former holders of Midwestern Common Stock (or their authorized agents).

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          19. At least one payment of Cash Consideration in exchange for the
              Midwestern Common Stock is to be received after the close of the taxable year in which the disposition of Midwestern Common Stock occurs.

          20. The deferred payment obligation of FBS under the Merger Agreement with respect to the Deferred Cash Consideration does not constitute a security and will not be registered with the Securities and Exchange commission, nor traded on an established market. Neither Midwestern, FBS nor the Midwestern Stockholders have any plan or intention to take any steps to create a market for the deferred payment obligation of FBS under the Merger Agreement at the Effective Date of the Merger, or at any time thereafter.

          Based upon and subject to the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that consummation of the Merger pursuant to the terms of the Merger Agreement, will result in the following federal income tax consequences:

          1. The Merger will qualify as a "reorganization" under Section 368(a) of the Code;

          2. No gain or loss will be recognized by any Midwestern Stockholder (except in connection with the receipt of cash) upon the receipt of FBS Common Stock for Midwestern Common Stock in the Merger;

          3. Gain, if any, but not loss will be recognized by any Midwestern Stockholder upon the exchange of Midwestern Common Stock for Deferred Cash Consideration in the Merger. Such gain will be recognized, but not in excess of the amount of Deferred Cash Consideration received, in an amount equal to the difference, if any, between the fair market value of the FBS Common Stock and Deferred Cash Consideration received and the Midwestern Stockholder's adjusted tax basis in the Midwestern Common Stock surrendered in exchange therefor pursuant to the Merger. If, as described below, the exchange has the effect of a distribution of a dividend, some or all of the gain recognized will be treated as a dividend. If the exchange does not have the effect of a distribution of a dividend, all of the gain recognized would be a capital gain (provided that the MSI Common Stock of such Midwestern Stockholder was held as a capital asset at the Effective Date);

          4. The basis of the FBS Common Stock received by a Midwestern Stockholder who exchanges Midwestern Common Stock for FBS Common Stock and Deferred Cash Consideration will be the same as the basis of the Midwestern Common Stock surrendered in exchange therefor, decreased by the amount of Deferred Cash Consideration received by such shareholder, and increased by the amount of capital gain

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recognized by such shareholder (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of FBS Common Stock) and the amount treated as a dividend to such shareholder, if any;

          5. The holding period of the FBS Common Stock received by a Midwestern Stockholder will include the period during which the Midwestern Common Stock surrendered in exchange therefor was held (provided that the Midwestern Common Stock of such Midwestern Stockholder was held as a capital asset at the Effective Date);

          6. Cash received by a Midwestern Stockholder in lieu of a fractional share interest of FBS Common Stock will be treated as having been received an a distribution in full payment in exchange for the fractional share interest of FBS Common Stock which such shareholder would otherwise be entitled to receive, and will qualify as capital gain or loss (assuming the FBS Common Stock was a capital asset in such shareholder's hands at the Effective Date);

          7. A Midwestern Stockhlder shall recognize ordinary interest income with respect to all interest paid by FBS that is attributable to the Deferred Cash Consideration; and

          8. If the Effective Date is on or before December 31, 1995, any taxable gain to be recognized by a Midwestern Stockholder in connection with the receipt of cash, other than cash treated as a dividend, shall be reportable under the installment method of Section 453 of the Code and should be subject to the provisions of Section 453A with respect to obligations in excess of $5,000,000.

          The determination of whether the exchange of Midwestern Common Stock for cash pursuant to the Merger has the effect of a distribution of a dividend will be made, on a shareholder by shareholder basis, by applying the rules of
Section 302 of the Code and by comparing the proportionate, percentage interest of a former Midwestern Stockholder in FBS after the Merger with the proportionate, percentage interest such shareholder would have had if such shareholder had received solely FBS Common Stock pursuant to the Merger. This comparison is made as though FBS had issued in the Merger to such Midwestern Stockholder solely its FBS Common Stock and in a hypothetical redemption FBS had then redeemed a portion of its FBS Common Stock at the time of the Merger for the amount of cash the Midwestern Stockholder actually received pursuant thereto. In making this comparison, there must be taken into account (1) any other shares of FBS Common Stock or other shares of capital stock of FBS actually owned by such Midwestern Stockholder, and (2) any such shares considered to be owned by such Midwestern Stockholder by reason of the constructive ownership rules set forth in Section 318 of the Code. These constructive ownership rules apply in certain specified circumstances to attribute ownership of shares of a corporation from the Midwestern Stockholder actually owning the shares, whether an individual, trust, partnership or corporation, to certain members of such individual's family or to

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certain other individuals, trusts, partnerships or corporations. Under these rules, a Midwestern Stockholder is also considered to own any shares with respect to which the Midwestern Stockholder holds exercisable stock options.

          Under applicable Internal Revenue Service guidelines, such a hypothetical redemption, as described above, involving a holder of a minority interest in FBS whose relative stock interest in FBS is minimal, who exercises no control over the affairs of FBS and who experiences a reduction in the shareholder's proportionate interest in FBS, both directly and by application of the foregoing constructive ownership rules, generally will not be deemed to have resulted in a distribution of a dividend under the rules set forth in Section 302(b)(1) of the Code. Because the determination of whether cash received pursuant to the Merger will be treated as the distribution of a dividend generally will depend upon the facts and circumstances peculiar to each Midwestern Stockholder, such shareholders are strongly advised to consult with their own tax advisers regarding the tax treatment of cash received pursuant to the Merger.

          Our opinion is limited only to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. Without limiting the foregoing, no opinion is expressed as to the federal income tax consequences with respect to (l) the delivery to FBS of FBS Common Stock or cash from the Escrow Fund; (2) the payment of expenses in connection with the Merger or the payment of Escrow Agent fees from the Escrow Fund; (3) the receipt of FBS Common Stock by holders of Midwestern Common Stock other than in consideration for shares of Midwestern Common Stock; or (4) the subsequent merger of First Bank with and into a wholly-owned thrift subsidiary of FBS.

          The foregoing opinion represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Internal Revenue Service. We can give no assurance that the Internal Revenue Service will not challenge our conclusions and prevail in the courts in such a manner as to cause adverse tax consequences to FBS, Midwestern, First Bank, or any Midwestern Stockholder.

          The foregoing opinion is based upon and limited exclusively to the Federal income tax laws of the United States. No opinion is rendered with respect to foreign, state or local tax matters or the tax treatment of any persons or entities other than the Midwestern Stockholders.

          We are furnishing this opinion to you solely for your benefit in connection with the transactions described above. It is not to be used, circulated, quoted, or otherwise referred to for any other purpose. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to its use as part of the

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Registration Statement and to the use of our name in the Prospectus/Proxy
Statement constituting a part of the Registration Statement.

                                 Very truly yours,

                                 Kennedy, Holland, DeLacy & Svoboda

RJM:dle

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